UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67090

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/23   AND ENDING 04/30/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lockton Investment Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 W. 47th Street, Suite 900

(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	609-642-6593	shayes@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75204
(Address)	(City)	(State)	(Zip Code)

10/16/03	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Susan Hayes</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Lockton Investment Securities, LLC</u>, as of <u>4/30</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Ornan Daniel Alfaro

ID NUMBER
132492202
COMMISSION EXPIRES
May 22, 2028

Ornan D Alfaro

Notary Public
Notary Public, State of Texas, Harris County

Signature: *Susan Hayes*

Title:
Financial & Operations Principal

Electronically signed and notarized online using the Proof platform.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LOCKTON INVESTMENT SECURITIES, LLC

Financial Statements and Supplementary Information

April 30, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)


MOSS ADAMS

Report of Independent Registered Public Accounting Firm

To the Members of
Lockton Investment Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Lockton Investment Securities, LLC (the "Company") as of April 30, 2024 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
June 26, 2024

We have served as the Company's auditor since 2023.

LOCKTON INVESTMENT SECURITIES, LLC

Balance Sheet

April 30, 2024

Assets

Cash and cash equivalents	$	4,134,733
Commissions and fees receivable		77,265
Producer members receivable		48,085
Prepaid expenses		62,190
Total assets	$	4,322,273

Liabilities and Members' Equity

Producer members payable	$	581,035
Accounts payable		20,371
Payable to affiliates, net		521,131
Interest payable		88,165
Cancellation reserve		17,511
Producer unit purchases		767,374
Total liabilities		1,995,587
Members' equity		2,326,686
Total liabilities and members' equity	$	4,322,273

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Investment Securities, LLC (the Company), a subsidiary of Lockton Insurance Agency, LLC (Lockton), is organized in the state of Missouri. The Company is a limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is an exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is enabled to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. The Company handles individual accounts on a subscription-way basis direct with the fund company or carrier. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

The Company is a subsidiary of Lockton, with Lockton (Corporate Member) owning the Corporate Unit. The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Units. The Producer Members derive their compensation from the profits of the Company after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Unit. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statement of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2024, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

Deposits maintained in the commercial checking account are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's deposits may have exceeded the FDIC insurance limits during the year ended April 30, 2024.

Certain investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

(d)   *Revenue Recognition*

The Company's revenue subject to the guidance of Accounting Standards Codification (ASC) Topic 606 – *Revenue from contracts with customers* is comprised principally of commissions paid by the plan vendors and fees paid directly by clients for consulting services related to qualified retirement plans and non-qualified executive benefit programs. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor and fees paid directly by clients are recognized as performance obligations are met, generally over time for compliance services and investment monitoring. Payment terms are commensurate with the underlying performance obligations and no significant judgements were made in applying the revenue recognition policy.

The economic conditions which affect the Company's operations are related to overall trends in the economy and their impact on the insurance and mutual fund industries.

A cancellation reserve is recognized for commissions that are subject to chargeback and is estimated based on historical chargeback rates.

Under current revenue recognition guidance, the Company is required to capitalize costs to obtain or fulfill a contract that are expected to be recovered and amortize on a systematic basis consistent with the pattern of the transfer of the good or services. The Company elected the practical expedient to expense sales commissions as incurred related to contracts that are one year or less. The Company has no significant instances of long duration contracts that would result in sales commissions amortizing outside of the current reporting period, and therefore has no contract costs capitalized for these arrangements. In accordance with the Company's operating agreement, sales commissions are recognized commensurate with the fulfillment of performance obligations and recognition of revenue. Costs to fulfill a customer contract are not significant in the context of the guidance.

Contingent commissions may be paid to the Company by insurance carriers based on retention of clients and the volume of business placed with or through such insurance carriers related to non securities-based insurance products.

Interest income is recognized as earned and realized or realizable.

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations, are recognized as revenue upon issuance of the related invoice.

The Company takes into consideration the composition of its receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivable deemed uncollectible is written off against the allowance.

The Company had receivables related to contracts from customers of $145,918 and $77,265 as of April 30, 2023 and April 30, 2024, respectively. Management has determined no allowance for credit losses was necessary.

The Company had no deferred revenue as of April 30, 2023 and April 30, 2024, respectively.

(e) *Producer Members Receivable and Payable*

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a negative balance in their capital account as a result of an over distribution and other Producer Members having a positive balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the accompanying balance sheet.

(f) *Income Taxes*

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax returns. Accordingly, no income taxes have been recorded in the financial statements for the year ended April 30, 2024.

The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

(3) Producer Unit Purchases

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's Producer Unit upon his/her termination.

The agreement to purchase the Producer Members' interest is applicable to all Producer Members and valued based on 25% of the Producer Members' average annual revenue for the preceding three fiscal years and change in value of the Company for the final six months of membership.

The purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. The Producer Unit meets the attributes for equity classification and, accordingly, is reported as producer units and displayed as a separate component of equity in the statement of changes in members' equity with the related expense recognized in the statement of operations.

Once exercised, the purchase obligation is no longer subject to the attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. During the agreed upon payment term, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. GAAP does not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to the Corporate Unit, the Company has recorded the related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity within the statement of changes in members' equity during the year ended April 30, 2024, is as follows:

Balance, April 30, 2023	$	502,343
Producer Unit purchases		(8,093)
Producer Unit expense		278,030
Producer Member capital distributions		(600)
Balance, April 30, 2024	$	771,680

The liability for Producer Unit purchases had the following activity during the year ended April 30, 2024:

Balance, April 30, 2023	$	844,920
Producer Unit purchases		8,093
Payments		(85,639)
Balance, April 30, 2024	$	767,374

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2024, resulting from terminations and retirements are as follows:

Year ending April 30:		
2025	$	761,169
2026		3,197
2027		1,504
2028		1,504
2029		—
Total	$	767,374

(4) Transactions with Affiliates

The Company and its Producer Members receive services from affiliated entities. These services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, information technology services, subscriptions, insurance, bank fees, office accommodations, and various other support functions. Fees paid for these services were $2,915,153 for the year ended April 30, 2024. These charges are an allocation of costs incurred by the affiliated entities and are accounted for in accordance with agreements among these parties.

At April 30, 2024, the Company had a net payable to affiliates of $521,131 for payments made in the ordinary course of business on behalf of the Company by its affiliates.

These transactions with affiliates are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(5) Concentrations

The Company is engaged in various brokerage activities with financial institutions. In the event such institutions do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each issuer.

The Company has one customer contributing approximately 19% of commissions and fees revenue during the year ended April 30, 2024. Additionally, a different customer comprises approximately 14% of the Company's commissions and fees receivable as of April 30, 2024.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2024, the Company had net regulatory capital of $2,067,111, which is $1,934,072 in excess of required net capital as of April 30, 2024.

(7)   Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of April 30, 2024. The Company does not have any guarantees or other commitments as of April 30, 2024.

(8)   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to April 30, 2024 and through June 26, 2024. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of April 30, 2024.